UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos & Foivis 2 Street 16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment to the Board of Directors

Effective as of August 30, 2023, the Board of Directors (the “Board”) of Dynagas LNG Partners LP (the “Partnership”) unanimously appointed Mr. Dimitris Anagnostopoulos to serve as a Class III director to fill the vacancy resulting from the death of Mr. Levon A. Dedegian. Mr. Anagnostopoulos was also appointed to the Conflicts Committee and the Compensation Committee of the Board.

The Board has determined that Mr. Anagnostopoulos qualifies as an “independent director” as such term is defined under the U.S. Securities Exchange Act of 1934, as amended, and meets the independence standards under applicable New York Stock Exchange rules.

Mr. Anagnostopoulos has over 41 years of experience in shipping, ship finance and banking. Mr. Anagnostopoulos obtained his BSc at the Athens University of Economics and Business. Throughout his career, Mr. Anagnostopoulos has held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he spent nearly two decades, holding the positions of Senior Vice-President and Head of Shipping. Since 2010 he has served as an advisor and Board Member of Aegean Baltic Bank S.A. Mr. Anagnostopoulos has been a speaker and panelist at various shipping conferences in Europe, and a regular guest lecturer at the Bayes Business School (formerly known as Cass Business School) of City University in London, the Athens University of Economics and Business and the ALBA Graduate Business School. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping and an Associate Member of the Institute of Energy of South East Europe. In 2008 he was named by the Lloyd’s Organization as Shipping Financier of the Year. In addition, since 2009 he has served as a member of the board of directors of Seanergy Maritime Holdings Corp. (Nasdaq:SHIP), where he serves on the audit committee, compensation committee and nominating committee.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-240014) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 19, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2023

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer